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                            August 15, 2023

       Xin Wang
       Chief Executive Officer
       Meihua International Medical Technologies Co., Ltd.
       88 Tongda Road, Touqiao Town
       Guangling District, Yangzhou, 225000
       People   s Republic of China

                                                        Re: Meihua
International Medical Technologies Co., Ltd.
                                                            Amendment No. 1 to
Annual Report on Form 20-F
                                                            Filed July 3, 2023
                                                            File No. 001-41291

       Dear Xin Wang:

              We have reviewed your July 3, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 21, 2023 letter.

       Amendment No. 1 to Annual Report on Form 20-F, filed July 3, 2023

       Item 3. Key Information, page 1

   1. We note your response to previous comment 1 and re-issue the comment in part. We acknowledge that the
Company does not have operations in Macau at this time. However, it is possible that the
Company will commence operations in Macau in the future.
                                                        Therefore, please
expand on your new disclosure at the outset of Item 3. Key
                                                        Information   D. Risk
Factors to state that such legal and operational risks would apply to any operations in
Macau. Alternatively, please remove the carve out for the special administrative region
of Macau from the defined term "China" or the "PRC" in the Use of
                                                        Certain Defined Terms
section.
 Xin Wang
Meihua International Medical Technologies Co., Ltd.
August 15, 2023
Page 2

       You may contact Al Pavot at 202-551-3738 or Terence O'Brien at 202-551-3355 if you
have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Margaret Schwartz at 202-551-7153 with any other questions.



                                                        Sincerely,

FirstName LastNameXin Wang                           Division of Corporation
Finance
                                                     Office of Industrial
Applications and
Comapany NameMeihua International Medical Technologies Co., Ltd.
                                                     Services
August 15, 2023 Page 2
cc:       Megan J. Penick, Esq.
FirstName LastName